Writer's Direct Dial: +44 20  7614 2230
E-Mail: dgottlieb@cgsh.com

February 22, 2013

BY EDGAR Ms. Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	HSBC Holdings plc (“HSBC”)
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 7, 2012
Form 6-K Filed July 30, 2012
File No. 001-14930

Dear Ms. Ciboroski:

I appreciated the opportunity to speak today with your colleague Rebekah Lindsey in connection with the comment letter that was received on January 29, 2013 relating to HSBC’s Annual Report on Form 20-F for 2011 and Interim Report 2012 furnished under cover of Form 6-K.  As discussed, HSBC intends to respond to the comments by no later than March 15, 2013.

Ms. Stephanie J. Ciboroski, p. 2

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.  You can reach me in London at +44 20 7614 2230.

    Yours sincerely,

    /s/ David I. Gottlieb

David I. Gottlieb

cc:           Ms. Rebekah Lindsey, Securities and Exchange Commission
Mr. Iain J. Mackay, HSBC Holdings plc
Mr. Russell Picot, HSBC Holdings plc